BRF S.A.

Publicly-Traded Company

Brazilian Registry of Legal Entities (CNPJ) 01.838.723/0001-27

Company Register Identification Number (NIRE) 42.300.034.240

Securities and Exchange Commission (CVM) 16269-2

Announcement to the Market

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), in compliance with the Official Letter No. 94/2016 - SAE, transcribed as follows:

“Dear Messrs,

In an article disclosed in Valor Econômico newspaper, on 01/13/2016, there appears that, among other information, after the purchase of Golden Foods Siam, from Thailand, Campo Astral, from Argentina, and Universal Meats, from the United Kingdom, BRF is expected to increase its revenue by US$ 600 million in 2016 with those operations.

We have not identified this information in the documents submitted by this company, by means of Empresas.NET System. In the event of a controversy, please state the document and pages where the information and date and time that it was submitted appear.

It is worth mentioning that the company shall disclose periodical, eventual and further information in the market interest, by means of Empresas.NET System, ensuring its broad and prompt dissemination and equal treatment towards its investors and further market players.

Accordingly, we hereby request clarification on the highlighted item up to 9:00AM on 01/14/2016, whether you confirm or not, as well as further information regarded as important.

In the file to be submitted, the contents of the aforementioned inquiry shall be transcribed before the reply of that company.

Such request falls within the Cooperation Agreement, executed by CVM and BM&FBOVESPA on 12/13/2011, and the failure to comply therewith may subject this company to an eventual imposition of punitive penalty by the CVM's Company Relations Office - SEP, in compliance with the provision in CVM Instruction No. 452/07.”

hereby, and in continuance with the Notices to the Market published on December 1, 2015, by which the trading with Golden Foods Siam (GFS), in Thailand, Eclipse Holding Cooperatief UA, Dutch company controlling Campo Austral, in Argentina, and the distribution company Universal Meats, in the United Kingdom (the "Transactions") was disclosed, communicate that the information is only the combination of gross revenue from companies subject to the Transactions in the fiscal year 2015, jointly representing about US$ 600 million.

The Company reinforces that the Transactions are in line with its strategic globalization plan, by accessing local markets, strengthening BRF brands, distributing and expanding its portfolio of products around the world.

São Paulo, January 14, 2016.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer